UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K/A
☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _______ to _______
Commission file Number 001-14471
MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN
(Full title of the Plan)
MEDICIS PHARMACEUTICAL CORPORATION
(Name of the issuer of the securities held pursuant to the Plan)
7720 NORTH DOBSON ROAD
SCOTTSDALE, ARIZONA 85256
(Address of principal executive office of the issuer)
MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN
Index of Financial Statements and Exhibits
Item
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits at December 31, 2007 and 2006
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007
Notes to Financial Statements
Schedule H, Line 4(i), Schedule of Assets (Held at End of Year)
Signature
Exhibit 23 — Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

EXPLANATORY NOTE
The Medicis Pharmaceutical Corporation 401(k) Plan (the “Plan”) is filing this Form 11-K/A for the fiscal year ended December 31, 2007 in order to have the date of the audit report changed to July 12, 2011 to reflect the date of the reissuance of the audit report of the Plan by Ernst & Young LLP, in connection with the re-performance of the independence review procedures by a new concurring partner, as described in Note 7 added herein. There have been no changes to the financial results contained in Form 11-K filed on June 30, 2008 in connection with the reissuance of the audit report of the Plan.
Financial Statements and Supplemental Schedule
Medicis Pharmaceutical Corporation 401(k) Plan
Year ended December 31, 2007

Medicis Pharmaceutical Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm
Medicis Pharmaceutical Corporation
As Plan Administrator of the Medicis Pharmaceutical Corporation 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Medicis Pharmaceutical Corporation 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Phoenix, Arizona
July 12, 2011

Medicis Pharmaceutical Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value	$26,268,671	$21,322,274
Employer contributions receivable	1,167,643	900,781
Participant contributions receivable	64,134	56,874
Interest and dividend receivable	2,337	1,424

Net assets available for benefits, at fair value	27,502,785	22,281,353
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,499)	—

Net assets available for benefits	$27,499,286	$22,281,353

See accompanying notes.

Medicis Pharmaceutical Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Interest and dividend income	$1,467,772
Employee contributions	3,773,705
Rollover contributions	357,548
Employer contributions	2,357,998
Net realized and unrealized depreciation in fair value of investments	(470,256)

Net additions	7,486,767

Deductions
Benefits paid directly to participants	2,265,909
Administrative expenses	2,925

Total deductions	2,268,834

Net increase	5,217,933
Net assets available for benefits:
Beginning of year	22,281,353

End of year	$27,499,286

See accompanying notes.

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2007
1. Description of the Plan
General
The Medicis Pharmaceutical Corporation 401(k) Plan, as amended, (the Plan) is a defined contribution plan available to eligible employees of Medicis Pharmaceutical Corporation (the Company or Plan Sponsor). The Plan covers all employees who have attained age 21 and excludes individuals who are hired for a special project which is not expected to last more than 6 months. Eligible employees may elect to join the Plan on their initial employment date but must complete 1,000 hours of service in order to receive profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). For a more complete description of the Plan’s provisions please refer to the Plan document.
Contributions
Participants may make pre-tax contributions up to 100% of their annual compensation as defined by the Plan, and subject to the annual limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans.
Effective April 1, 2006, the Plan Sponsor changed its matching contributions from an amount equal to 50 percent of the first 3 percent of the participant’s contribution to an amount equal to 50 percent of the first 6 percent of the participant’s contribution. In addition, the Plan Sponsor may, at its sole discretion, make a profit sharing contribution to the Plan for any Plan year. Profit sharing contributions totaled $985,006 and matching contributions totaled $1,372,992 during 2007. The profit sharing contribution is provided to all eligible participants based on a percentage of their eligible compensation for the year.
Participant Accounts
Each participant’s account is credited with the participant’s and Company contributions and the allocation of Plan earnings. The benefit to which a participant is allowed is limited to the vested balance in his account.

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
Participants vest immediately in their elective contributions plus actual earnings thereon, and such amounts are nonforfeitable. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20 percent vested after two full years of service and vests 60 percent after three years and 100 percent after four years. A participant becomes fully vested upon disability or death or reaching normal retirement age, as defined by the Plan.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms shall be no greater than five years.
Forfeitures
Forfeited balances of terminated participants’ nonvested accounts are used to pay Plan expenses not paid by the Plan Sponsor or will be used to reduce future Plan Sponsor contributions. Forfeited contributions totaled $81,426 in 2007 and the Plan did not use forfeitures to pay Plan expenses. At December 31, 2007 and 2006, unallocated forfeitures totaled $80,106 and $40,136, respectively.
Benefit Payments
Upon termination of service for any reason, a participant’s account is generally distributed in a single lump-sum payment upon request. If the account balance is $1,000 or less, the entire balance is distributed to the participant.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become fully vested in their accounts.
Administrative Expenses
The Company typically pays the majority of the administrative fees for the Plan.

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements (continued)
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on an accrual basis.
Investments Valuation
All Plan investments are held by The Charles Schwab Trust Company (Charles Schwab or the Trustee). Investments in registered investment company mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in Common Collective trust funds are stated at estimated fair values of the underlying marketable securities and discounted cash flows for underlying fully benefit-responsive investment contracts. The shares of Medicis Pharmaceutical Corporation common stock are valued at quoted market prices at year-end. Participant loans are valued at their outstanding balance, which approximates fair value.
As described in Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Schwab Stable Value Fund held by the Plan holds guaranteed investment contracts which are subject to the FSP.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The realized gain or loss on investments is included with unrealized appreciation or depreciation in the stated fair value of investments.
Investment securities are exposed to various risks, such as interest rate, credit and market volatility risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.
New Accounting Pronouncements
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating what impact the adoption of SFAS 157 will have on the Plan’s financial statements upon adoption for the year ending December 31, 2008.
In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements (continued)
3. Investments
The fair value of individual investments that represent 5 percent or more of the Plan’s net assets available for benefits is as follows as of December 31:

	2007	2006
American Fund Investment Co Amer R4	$4,116,181	$3,624,585
Schwab Managed Retirement 2030	3,052,706	2,771,506
William Blair International Growth Fund	2,496,717	1,876,678
Goldman Sachs Mid Cap Value A	2,064,042	1,913,755
Thornburg Intl Value I	1,849,461	*
Medicis Pharmaceutical Corporation Class A Common Stock	1,729,316	1,774,062
Brandywine Blue Fund	1,674,269	*
Schwab Managed Retirement 2020	1,635,143	1,250,587
UBS U.S. Small Cap Growth C1 Y	1,514,338	1,227,793
Cohen & Steers Realty Shares	*	1,427,061

*Investment balance represents less than 5% of net assets for indicated year.
During 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$(208,478)
Common collective trust funds	274,241
Common stock	(536,019)

Total	$(470,256)

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status. Subsequent amendments have been structured to, and are intended to, maintain the Plan’s qualified status.

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements (continued)
5. Parties-In-Interest
Certain Plan investments are shares in mutual funds or units of common collective trust funds managed by Charles Schwab or its affiliates. Because Charles Schwab is the Plan’s trustee, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are in Medicis Pharmaceutical Corporation Class A Common Stock. These transactions also qualify as party-in-interest transactions. Still other Plan investments are made in the form of loans to Plan participants. These transactions also qualify as party-in-interest transactions.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements	$27,499,286
Investment contract valuation — adjustment from contract value to fair value	3,499

Net assets available for benefits per Form 5500	$27,502,785

7. Other Matters
Ernst & Young LLP (“E&Y”), the independent registered public accounting firm which audited the Plan, has advised the audit committee of the board of directors of the Company (the “Audit Committee”) that for the Plan year ended December 31, 2007 E&Y was not in compliance with the standards for auditor independence to have an engagement quality review performed by a partner that was qualified to perform the review because E&Y did not timely comply with the requirement that the concurring partner for the Plan rotate off the account. E&Y had a qualified and independent partner re-perform the independent review procedures for the Plan for the fiscal year ended December 31, 2007 and concluded that no changes to the financial statements were necessary. After review, E&Y has concluded that this required audit procedure has been completed and that it is capable of exercising objective and impartial judgment with respect to the audits of the plan’s financial statements. The Plan and Audit Committee have reviewed the matter and concur with E&Y’s conclusion that this violation does not impair E&Y’s ability to exercise objective and impartial judgment in connection with the audit of the Plan’s financial statements.

Supplemental Schedule

Medicis Pharmaceutical Corporation 401(k) Plan

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
EIN: 52-1574808 PN: 001

December 31, 2007

	Description of Investment
	Including Maturity Date, Rate
	of Interest, Collateral, Par,		Current
Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Maturity Value	Cost	Value
Mutual funds:
American Fund Investment Co Amer R4	Registered Investment Company	**	$4,116,181
Cohen & Steers Institutional Global Realty	Registered Investment Company	**	841,505
Goldman Sachs Mid Cap Value A	Registered Investment Company	**	2,064,042
MFS Value Fund Class A	Registered Investment Company	**	1,113,381
PIMCO Total Return Fund Cl A	Registered Investment Company	**	452,460
Thornburg International Value I	Registered Investment Company	**	1,849,461
UBS U.S. Small Cap Growth Cl Y	Registered Investment Company	**	1,514,338
William Blair International Growth Fund	Registered Investment Company	**	2,496,717
Alliancebernstein Value Adv Cl	Registered Investment Company	**	301,930
Brandywine Blue Fund	Registered Investment Company	**	1,674,269
Allianz NACM Pacific Rim Fund Cl D	Registered Investment Company	**	12,221
Amcent: Benham International Bond	Registered Investment Company	**	35,095
Brandywine Advisors Fund	Registered Investment Company	**	22,574
CGM Focus Fund	Registered Investment Company	**	4,358
Cohen & Steers Intl Realty Cl A	Registered Investment Company	**	7,453
DFA Five-year Globalfixed Inc. Port	Registered Investment Company	**	10,353
DFA Real-estate Securities Portfolio	Registered Investment Company	**	27,429
DFA Two-year Global Fixed-Income	Registered Investment Company	**	30,193
DFA US Large Cap Value Portfolio	Registered Investment Company	**	5,013
DFA US Large Company Portfolio	Registered Investment Company	**	31,757
DFA US Micro Cap Port	Registered Investment Company	**	10,055
DFA US Small Cap Value Portfolio	Registered Investment Company	**	13,992
Dodge & Cox Income FD	Registered Investment Company	**	20,588
Dodge & Cox Intl Stock Fund	Registered Investment Company	**	10,482
Franklin Aggressive	Registered Investment Company	**	14,607
Harbor Capital Appr FD Investor CL	Registered Investment Company	**	7,970
Hartford Growth Opportunities FD	Registered Investment Company	**	20,339
Income Fund of America Cl F American	Registered Investment Company	**	9,924
Janus Twenty Fund	Registered Investment Company	**	15,232
Janus Worldwide Fund	Registered Investment Company	**	18,126
Loomis Sayles Bond Fund CL R	Registered Investment Company	**	14,987
Marsico Focus Fund	Registered Investment Company	**	29,316
NB Focus Fund	Registered Investment Company	**	11,891
Oakmark Fund	Registered Investment Company	**	76,266
Old Mutual Large Cap Growth Fund	Registered Investment Company	**	12,069
PIMCO Total Return Fund Instl Class	Registered Investment Company	**	50,232

Medicis Pharmaceutical Corporation 401(k) Plan

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year) (continued)
EIN: 52-1574808 PN: 001

December 31, 2007

	Description of Investment
	Including Maturity Date, Rate
Identity of Issue, Borrower, Lessor, or	of Interest, Collateral, Par,		Current
Similar Party	Shares or Maturity Value	Cost	Value
Mutual funds (continued):
Pioneer High Yield FD CL A	Registered Investment Company	**	$9,987
Rowe T Price Emerging	Registered Investment Company	**	5,303
* Schwab S&P 500 Index Fund Inv Sh	Registered Investment Company	**	20,872
T Rowe Price New Asia Fund	Registered Investment Company	**	10,696
T Rowe Price New Era Fund	Registered Investment Company	**	14,461
Templeton Growth Fund Class A	Registered Investment Company	**	19,757
Vanguard F-I SECS I-T US Treasury	Registered Investment Company	**	22,549
Vanguard Growth & Income	Registered Investment Company	**	12,045
Vanguard Inflation Protected SEC FD	Registered Investment Company	**	34,927
Common collective trust funds:
* Schwab Managed Retirement 2010	Common Collective Trust Fund	**	371,252
* Schwab Managed Retirement 2020	Common Collective Trust Fund	**	1,635,143
* Schwab Managed Retirement 2030	Common Collective Trust Fund	**	3,052,706
* Schwab Managed Retirement 2040	Common Collective Trust Fund	**	540,631
* Schwab Managed Retirement 2050	Common Collective Trust Fund	**	79,145
* Schwab Managed Retirement INC	Common Collective Trust Fund	**	12,945
* Schwab Stable Value Fund	Common Collective Trust Fund	**	1,299,530
Common stock:
* Medicis Pharmaceutical Corporation Class A Common Stock	Employer Securities	**	1,729,316
* Participant loans	Interest rates ranging from 7.0%to 9.5%; various maturities	**	238,267
Money market
Stock Liquidity	Money Market		143
Short-term investments:		**
* Schwab Advisor Cash Reserves	Short-term investments		4,188
* Schwab Money Market Fund	Short-term investments		207,999
* Cash	Short-term investments	**	3

			$26,268,671

*Party in interest as defined by ERISA

**Investments are participant-directed, therefore cost information is not required.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN
(Full Title of the Plan)

Date: July 12, 2011	By:	/s/ RICHARD D. PETERSON
Richard D. Peterson
Executive Vice President, Chief Financial Officer and Treasurer of Medicis Pharmaceutical Corporation, issuer of the securities held pursuant to the Plan (Plan Administrator)